Rob Condon rob.condon@dentons.com D +1 212-768-6839	Dentons US LLP Venture Tech Centre at Meatpacking 22 Little West 12th Street New York, NY 10014-1321 United States dentons.com

February 11, 2022

Privileged and Confidential

Tracey Houser, Esq.

Angela Connell, Esq.

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Bright Green Corp Draft Registration Statement on Form S-1 Submitted October 12, 2021 CIK No. 0001886799

Dear Ms. Houser and Ms. Connell:

By your letter dated November 9, 2021 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-1 (the “Registration Statement”) filed on October 12, 2021 by our client, Bright Green Corporation (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 1 to the Registration Statement (the “Amendment”) and to the prospectus included therein.

Concurrently herewith, we are filing the Amendment electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Cover Page

1.	On the cover page, you have indicated that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. In a risk factor on page 19, however, you state that you have elected not to opt out of such extended transition period and, therefore, will be able to adopt the same new or revised accounting standards at the moment private companies adopt these standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

United States Securities and Exchange Commission February 11, 2022 Page 2	dentons.com

Response:

The Company respectfully advises the Staff that the cover page has been revised to indicate that the Company will elect to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

2.	We note your disclosure on the cover page and throughout the registration statement that you intend for your common stock to list on The Nasdaq Capital Market. We also note, however, that you have discussed index rules throughout the registration statement, including those concerning how an opening price is determined and how consultations with financial advisors work, that are not consistent with Nasdaq’s rules for direct listings. For example, Nasdaq rules do not reference a designated market maker (“DMM”) as part of its process for determining the offering price. Please ensure your disclosure throughout the registration statement, including on the Cover Page, in the Risk Factors and in the Plan of Distribution section, as appropriate, clearly explains Nasdaq’s current rules with respect to direct listings. Please also revise your disclosure to include the word “traditional” in front of “book building” in your description of this process throughout the registration statement.

Response:

The Company respectfully advises the Staff that all such disclosures related to the Company’s direct listing with the Nasdaq Capital Market have been revised to accurately describe the Nasdaq direct listing rules and standards. We direct the Staff to the cover page, and pages 16 through 19, and 55 of the Amendment.

The Company respectfully advises the Staff that the word “traditional” has been added in front of “book building” to all disclosures describing the process throughout the registration statement. We direct the Staff to pages 17, 19, and 56 of the Amendment.

3.	Please update the cover page of your registration statement to include a highlighted cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Cover Page has been revised to include a highlight cross-reference to the risk factors section.

United States Securities and Exchange Commission February 11, 2022 Page 3	dentons.com

Prospectus Summary, page 1

4.	We note your disclosure in the Business section on page 32 that you may not commence cannabis growing operation until both the State of New Mexico and the federal government or its authorized agencies, in particular the DEA, have signed off and fully authorized that you are in full compliance of all applicable rules. Please revise your disclosure in the Prospectus Summary to include a similar statement.

Response:

The Company respectfully advises the Staff that the disclosures in the Prospectus Summary have been revised to include statements similar to those on page 32 of the Registration Statement. We direct the Staff to page 4 of the Amendment.

5.	We note your disclosure in a risk factor on page 10 that if the federal government were to legalize cannabis, it is possible that cannabis could become subject to FDA regulations, which could prevent you from operating. Please revise your disclosure in the prospectus summary to state that cannabis may be subject to FDA regulations, that there is no guarantee that the FDA will find your products safe and effective or grant you required approvals, and that this may inhibit your business prospects even in the case that the federal government were to legalize cannabis.

Response:

The Company respectfully advises the Staff that the disclosures in the Prospectus Summary have been revised to include statements similar to those on page 10 of the Registration Statement. We direct the Staff to page 4 of the Amendment. We also direct the Staff to the risk factor on page 11 of the Amendment.

Planned Business Lines, page 2

6.	We note your disclosure throughout this section that you plan to sell your products “[f]ollowing final approval from the DEA” or “once legal under applicable law” in the case of your cannabinoid-focused products, or “once cannabis legalization occurs at the federal level” with respect to selling directly to consumers. For each of these statements here as well as in Business section, please revise your disclosure to clarify that there is no guarantee that you will receive final approval from the DEA, that cannabinoid-focused products will become legal or that cannabis will ever be legalized at the federal level.

United States Securities and Exchange Commission February 11, 2022 Page 4	dentons.com

Response:

The Company respectfully advises the Staff that all such disclosures related to sales of the Company’s proposed products as described in this Item 6 have been revised to state, as applicable, that there is no guarantee that the Company will receive final approval from the DEA, that cannabinoid-focused products will become legal or that cannabis will ever be legalized at the federal level. We direct the Staff to pages 2, 3, 10, 11, and 31 through 33 of the Amendment.

Recent Developments, page 2

7.	We note your description here of the MOA you have entered into with the DEA. We also note your disclosure in a risk factor on page 10 that “[you] cannot guarantee that the DEA will ultimately satisfy [its] obligations under the MOA” as well as your statement that the MOA is effective for an initial one-year term and subject to automatic renewal for up to four additional one-year terms, but that “[t]here is no guarantee that the needed authorizations will be renewed.” Please revise your disclosure here to state that there is no guarantee that the DEA will satisfy its obligations and to clarify that the MoA is only effective for a one-year term, renewable for up to four additional one-year terms, and that there is no guarantee that you will obtain necessary authorization now or in the future for renewal purposes.

Response:

The Company respectfully advises the Staff that the risk factor has been revised to state that there is no guarantee that the company will obtain necessary authorization now or in the future for renewal purposes. We direct the Staff to page 11 of the Amendment.

Our listing differs significantly from an underwritten initial public offering, page 15

8.	We note several statements here and elsewhere throughout the registration statement that there “are no underwriters” or that the Advisor is “not acting as an underwriter.” Please note that whether the financial advisors would be considered statutory underwriters requires an analysis of the facts and circumstances; therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting. Please also ensure that your revised Plan of Distribution describes each function to be performed by your financial advisors in connection with the offering.

Response:

The Company respectfully advises the Staff that the disclosures described in this Item 8 related to the Advisor have been revised to clarify that the direct listing does not involve a firm commitment underwriting. We direct the Staff to the Cover Page and pages 6, 17 through 21, and 56 of the Amendment. Further, the section titled Plan of Distribution has been revised to describe each function to be performed by the Advisor in connection with the direct listing. We direct the Staff to page 55 of the Amendment.

United States Securities and Exchange Commission February 11, 2022 Page 5	dentons.com

Risk Factors

Risks Related to Ownership of Our Common Stock, page 15

9.	Please revise to include a risk factor that discusses any impact of the company’s brand and consumer recognition on the demand for your shares.

Response:

The Company respectfully advises the Staff that a risk factor related to the potential impact of the Company’s brand and consumer recognition on the demand for shares of the Company’s common stock. We direct the Staff to page 14 of the Amendment.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive, page 19

10.	Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response:

The Company respectfully advises the Staff that a separate risk factor disclosing that even if the Company no longer qualifies as an emerging growth company, the Company may still be subject to reduced reporting requirements if it qualifies as a smaller reporting company, has been added. We direct the Staff to page 22 of the Amendment.

Capitalization, page 25

11.	Please revise the total capitalization amount to include total debt in addition to total shareholders’ equity.

Response:

The Company respectfully advises the Staff that the total capitalization amount has been revised to include total debt. We direct the Staff to page 28 of the Amendment.

Managements Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 28

United States Securities and Exchange Commission February 11, 2022 Page 6	dentons.com

12.	We note your intention to build additional greenhouses on your properties that will include a research and development facility. Please provide a discussion of your material known or anticipated capital expenditures and other investments that includes quantified information for the costs of these capital projects and how you intend to finance these projects. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K for guidance.

Response:

The Company respectfully advises the Staff that the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources” has been revised to include a discussion of material anticipated capital expenditures, which includes quantified information for the costs of these capital projects, and a separate section titled “Capital Requirements” has been added. We direct the Staff to pages 30 and 31 of the Amendment. For the section titled “Capital Requirements,” we direct the Staff to page 4 of the Amendment.

Business

Background, page 29

13.	We note your disclosure here that you own a 70 acre parcel of land including a completed greenhouse structure and a 40 acre parcel of land as well as your statement that you are constructing additional greenhouses on these properties, one of which will be used as a research and development facility. We also note your discussion on page 31 disclosing your phased approach to increasing production on your sites in Grants, New Mexico. Please expand your discussion here or elsewhere in the Business section to include a description of the general character of all of your facilities, including your greenhouses as well as any additional space, such as office space, that you may currently utilize or plan to utilize to operate your business. For example, provide the size of each of your facilities, each of their productive capacities, if applicable, and comment on their suitability for your current and planned operations. Refer to Item 102 of Regulation S-K.

Response:

The Company respectfully directs the Staff to the subsections titled “Facilities” on pages 3 and 37 of the Amendment, which include a description of the general character of the Company’s facilities.

United States Securities and Exchange Commission February 11, 2022 Page 7	dentons.com

14.	Please explain what it means that your greenhouses will be “automated” and that you will provide a “safe” inventory of cannabis for researchers.

Response:

The Company respectfully advises the Staff that the disclosures regarding “automated” greenhouses and “safe” inventory for cannabis researchers have been expanded upon. The Company’s planned state-of-the-art facilities will be built by a world leader in greenhouse manufacturing.

The technologies specific to the planned greenhouses will include:

●	technologically advanced greenhouse design, which allows for maximum environmental control, cost-efficiency, and a low carbon footprint;
●	environmentally sustainable cultivation methodology and practices in harmony with New Mexico’s unique climate, using naturally available resources;
●	cultivation at a large scale to provide consistent, secure supply for researchers and the pharmaceutical industry;
●	a patented air ventilation system, which uses ambient physical properties to generate optimal indoor conditions based upon the data driven growing strategy, with minimum use of energy, which in turn enables the highest yield and quality of crop in the shortest time;
●	ebb-flood irrigation to enable the use of mildew resistant cultivars;
●	fully-implemented pest/disease scouting system;
●	controlled output through Pharma grade drying and extraction;
●	extraction and separation techniques allowing for specific combinations of cannabinoids and other properties from cannabis for targeted therapeutics; and
●	tamper-proof track & trace and record keeping system.

As to automation: the Company plans to utilize automation and robotics that deliver, among other things, higher levels of security, diversion controls, and lower operating cost. Specifically the Company plans to use the following:

●	robotics such as the Visser Transplanter or Potting Robot, which reduces human interaction; and
●	automated growing systems to optimize growth at each stage of plant development.

The Company plans to leverage all of the above technology to produce safe, high-quality and pure products. The Company will strictly comply with any testing requirements promulgated by the DEA to regulate cannabis research supply to ensure product safety.

We direct the Staff to pages 4 and 30 of the Amendment.

15.	Please revise your disclosure in your Business section to describe briefly any material pending legal proceedings to which you are a party to or of which any of your property is the subject. Refer to Item 103 of Regulation S-K

Response:

The Company respectfully advises the Staff that the Business section has been revised to disclose material pending legal proceedings to which the Company is a party. We direct the Staff to pages 37 and 42 of the Amendment.

United States Securities and Exchange Commission February 11, 2022 Page 8	dentons.com

Greenhouse Facility in Grants, New Mexico, page 31

16.	We note your disclosure on page 4 that “[you] will partner with a leading greenhouse manufacturer to build a state-of-the-art facility.” To the extent that you have a material contract in place with this manufacturer, please describe the material terms of this agreement. Please also file this agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that such disclosures have been revised pursuant to this Item 16 to (i) name Dalsem as the greenhouse manufacturer and (ii) clarify that Dalsem has been retained as a vendor and is not a “partner” as previously described in the Registration Statement. We direct the Staff to pages 3 through 5, and 32 of the Amendment.

The agreement with Dalsem is of the type made in the ordinary accompanies the Company’s business, and therefore need not be filed pursuant to Item 601(b)(10)(i) or (iii) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K provides that an agreement which “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries…will be deemed to have been made in the ordinary course of business and need not be filed…” unless it falls into one or more of the categories described in such item. The Dalsem agreement does not involve a purchase or sale of assets, acquisition or sale of property or a material lease. Finally, although the Company is dependent on the construction of greenhouses as a general matter, the Company’s “business” is not substantially dependent on the Dalsem agreement specifically. If desirable, the Company may use other vendors now or in the future; the Company is not restricted from doing so. Finally, the Dalsem agreement is not a contract of a type described in Item 601(b)(10)(ii) of Regulation S-K. Based on the foregoing, the Company should not be required to file the Dalsem agreement as an exhibit.

17.	We note your disclosure on page 4 that you will work with Nordic Supreme as well as your disclosure here that you will depend on the expertise in cannabis development of Aurora Larssen Projects to launch your production. Please expand your disclosure to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Furthermore, to the extent that you have agreements in place with these named entities or other suppliers, please describe the material terms of these agreements in your disclosure and file these agreements as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company has ceased its business relationship with Nordic Supreme, and all references to Nordic Supreme have been removed from the Amendment.

United States Securities and Exchange Commission February 11, 2022 Page 9	dentons.com

Intellectual Property, page 31

18.	Please revise to disclose for each material patent and patent application the expiration dates and applicable material jurisdictions, including any foreign jurisdiction. Please also disclose whether you intend to file additional patent applications and include, to the extent known, the specific product(s) to which such patent applications would relate, the type of patent protection, the expiration dates and the applicable material jurisdictions, including foreign jurisdictions.

Response:

The Company respectfully advises the Staff that the disclosures for the Company’s material patent and patent applications have been revised pursuant to this Item 18, and further disclosed the Company’s intentions related to additional patent applications. We direct the Staff to page 34 of the Amendment.

Recent Developments and Current Licenses Held, page 31

19.	We note your disclosure on page 1 that “[f]inal approval from the DEA is conditioned on, among other things, completed construction of manufacturing and production facilities and systems” as well as your disclosure here that final registration “is contingent upon completion of construction and a successful inspection by the DEA of [your] facilities.” We also note your disclosure in a risk factor on page 9 that the DEA will need to satisfy various obligations under the MOA. Please revise your disclosure to clarify all conditions contained in the MOA that you must meet as well as any obligations that must be fulfilled by the DEA or other authorized agencies prior to final approval and registration.

Response:

The Company respectfully advises the Staff that additional disclosure has been provided to specify the conditions and obligations of the Company under the MOA.

As set forth in the Amendment, these include:

●	submitting an Individual Manufacturing Quota on or before May 1 of each year utilizing DEA Form 189;
●	collecting samples of cannabis and distributing them to DEA-registered analytical laboratories for chemical analysis during the pendency of cultivation and prior to the DEA’s taking possession of the cannabis grown;
●	providing the DEA with 15-day advance written notification, via email, of its intent to harvest cannabis;
●	following the DEA’s packaging, labeling, storage and transportation requirements;
●	distributing DEA’s stocks of cannabis to buyers who entered into bona fide supply agreements with the Company; providing the DEA with 15-day advance written notification of its intent to distribute cannabis; and
●	invoicing the DEA for harvested cannabis that it intends to sell to the DEA.

United States Securities and Exchange Commission February 11, 2022 Page 10	dentons.com

We direct the Staff to pages 1, 11 and 32 of the Amendment.

20.	We note that you state on page 40 that you did not have any employees for the years 2019 or 2020. Please disclose your current number of total employees and number of full-time employees in your Business section. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the number of total current employees and full time employees is disclosed on page 37 of the Amendment.

Legal Background - Cannabis, page 32

21.	Please revise your disclosure to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Please also discuss the costs and effects of compliance with environmental laws at the federal, state and local level that may materially impact your business. Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Response:

The Company respectfully directs the staff to the risk factors beginning on page 10 of the Amendment, which have been supplemented in accord with Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Market Growth, page 34

22.	We note your statement that “[n]otably, research to date indicates that cannabis does not pose a threat to public health and safety.” Given the current legality status of cannabis at the federal level as well as that conclusory statements related to safety and efficacy are within the exclusive authority of the FDA while the FDA has not yet found cannabis to be safe and effective, this statement would appear to be premature. Please remove this statement or clarify the basis on which you have made this statement and explain why you believe it is adequate given the current context.

Response:

The Company respectfully advises the Staff that this statement has been qualified to indicate that research in this area is limited to-date, and the clarified this and related statements. As revised, we believe these disclosures are adequate.

United States Securities and Exchange Commission February 11, 2022 Page 11	dentons.com

Research to date indicates that regulated, legal cannabis does not pose a threat to public health and safety. Historically, one of the DEA’s chief administrative law judges in an opinion, referred to cannabis as “one of the safest therapeutically active substances known.” More recently, studies indicate that in states with medical cannabis programs, the number of opioid overdoses, Medicaid prescriptions for conditions treated by cannabis, and absences from work due to illness, all declined significantly when compared to states that continue to prohibit cannabis.

Sources:

Hsu, Greta, B Kovács. UC Davis. “Association between county level cannabis dispensary counts and opioid related mortality rates in the United States: panel data study.” BMJ 2021; 372 :m4957 doi:10.1136/bmj.m4957

Lopez, Cesar D. BS; Boddapati, Venkat MD; Jobin, Charles M. MD. “State Medical Cannabis

Laws Associated With Reduction in Opioid Prescriptions by Orthopaedic Surgeons in Medicare Part D.” Journal of the American Academy of Orthopaedic Surgeons: February 15, 2021 - Volume 29 - Issue 4 - p e188-e197.

https://journals.lww.com/jaaos/Citation/2021/02150/State_Medical_Cannabis_Laws_Associated_With.11.aspx

23.	Please expand your disclosure to include the key assumptions underlying the prediction that the U.S. legal cannabis market will more than double by 2025.

Response:

The Company respectfully advises the Staff that the disclosure on page 37 of the Amendment has been revised to include key assumptions underlying the prediction that the U.S. legal cannabis market will more than double by 2025.

Management

Legal Proceedings, Page 39

24.	We note you state that “[o]ther than as set forth below...” to your knowledge, none of your directors or officers are involved with ongoing legal proceedings. There is not, however, any additional disclosure set forth below this statement. Please clarify whether your are aware of any legal proceedings involving your directors or officers.

Response:

The Company respectfully advises the Staff that this section has been revised to reference the legal proceedings disclosed on pages 37, 42 and 50 of the Amendment.

United States Securities and Exchange Commission February 11, 2022 Page 12	dentons.com

Certain Relationships and Related Person Transactions

 Other Related Party Transactions, page 43

25.	Please revise to ensure that your disclosure of related party transactions provides all information required by Item 404 of Regulation S-K. For example, please identify the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person’s interest in the transaction. Additionally, please clarify the number of shares of common stock issued to Mr. Rafih.

Response:

The Company respectfully advises the Staff that the disclosures set forth in the section titled “Certain Relationships and Related Party Transactions” have been revised to provide all information required by Item 404 of Regulation S-K. We direct the Staff to page 45 of the Amendment.

Mr. Rafih currently holds 20,005,000 shares of common stock.

26.	We note your disclosure that the company entered into an agreement with your director Lynn Stockwell for an unsecured, non-interest bearing note. Please file any written agreement for this loan as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file such agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company has determined the agreement with Mrs. Stockwell (the “Stockwell Agreement”) is not material pursuant to Item 601(b)(10) of Regulation S-K, and need not be filed as an exhibit. Item 601(b)(10) of Regulation S-K provides that a contract need not be filed as an exhibit if such contract is “immaterial in amount or significance.” The Stockwell Agreement memorializes an unsecured, non-interest bearing note, with no fixed repayment terms. Mrs. Stockwell and the Company have further agreed that no repayment will be required until January 1, 2023, as set forth on page 46 of the Amendment.

Principal and Registered Stockholders, page 44

27.	Please revise your disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by E. MAILLOUX ENTERPRISES, INC. For guidance, please refer to Item 403 of Regulation S-K.

United States Securities and Exchange Commission February 11, 2022 Page 13	dentons.com

Response:

The Company respectfully advises the Staff that the natural persons holding voting and dispositive power over the securities held by this stockholder have been disclosed pursuant to Item 403 of Regulation S-K. We direct the Staff to page 47 of the Amendment.

Plan of Distribution, page 54

28	We note your disclosure on page 54 that “there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing.” However, on the Cover Page you state that “[y]our common stock has a limited history of trading in private transactions” and on page 49 you state that “[y]our common stock has a history of trading in private transactions.” Please revise your disclosure throughout the registration statement to clarify these inconsistencies. To the extent that you have determined that there has not been a recent sustained history of trading in your common stock in a private placement market prior to listing, please explain your basis for making this determination and specify what you took into consideration.

Response:

The Company respectfully advises the Staff that the disclosures throughout the registration statement have been revised to clarify that there has been no history of trading in the Company’s common stock prior to listing. We direct the Staff to the Cover Page and page 51 of the Amendment.

Other than as set forth in Item 15 of the Amendment, the Company has not engaged in private sales of its securities since its inception in 2019. Each issuances of securities, whether in connection with a sale of securities on a private-placement basis or the issuance of securities in consideration for services rendered, relied on the exemptions provided by Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act of 1933, as amended. As such, all such sales and other issuances involved the issue of restricted securities bearing customary restrictive legends. Based on the Company’s review of the Company’s certified shareholder list and shareholder ledger furnished by Vstock Transfer, LLC, the Company has no reason to believe that secondary transactions of the Company’s common stock have occurred.

29	We note your disclosure here that “[i]f the Registered Stockholders utilize a broker-dealer in the sale of the common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions . . .[which] may be in excess of those customary in the types of transactions involved.” However, we also note that you disclose on the Cover Page that the Registered Stockholders only intend to engage in “ordinary brokerage transactions.” Please revise your disclosure to resolve this apparent inconsistency regarding the receipt of excessive compensation.

Response:

The Company respectfully advises the Staff that the Cover Page has been revised to disclose potential receipt of excessive compensation.

United States Securities and Exchange Commission February 11, 2022 Page 14	dentons.com

Notes to Unaudited Condensed Financial Statements for the three and six months ended June 30, 2021 and 2020

10. Subsequent Events, page F-14

30.	Please separately disclose the number of shares of common stock issued for services and for cash, including the value of the shares issued for services and the amount of cash received, respectively.

Response:

The Company respectfully advises the Staff that the number of shares of common stock issued for services and for cash are separately disclosed. We direct the Staff to pages F-11 and F-28 of the Amendment.

Notes to Financial Statements for the years ended December 31, 2020 and 2019 2. Basis of Presentation, page F-23

31.	You indicate on page 28 that the financial statements included in the prospectus have been prepared on a going concern basis and that your ability to continue as a going concern is dependent upon, among other things, your ability to raise capital to start building facilities to grow, research and distribute medical plants. Please include the disclosure required by ASC 205-40-50 regarding the conditions and events that raise substantial doubt about your ability to continue as a going concern and the impact of management’s plans on those conditions and events.

Response:

The Company respectfully advises the Staff that the disclosure has been revised. We direct the staff to page 31 of the Amendment.

7. Stockholders Equity, page F-30

32.	We note your disclosure that you estimated the value of the shares of common stock issued for services using the asset approach. Please tell us how you determined the asset approach was appropriate given the cash transactions for shares of common stock.

Response:

Prior to the Naseeb Merger, the Company was a start-up focused on developing its business plan and had few fixed assets. Stock based compensation awarded in 2019 and early 2020 was based on the fair value of the stock at that time. Businesses are valued using a variety of methodologies including income, market and asset-based. However, income and market-based methodologies are not typically used for companies in such an early stage of development which also lack of revenue and earnings. Further, the cash transactions for issuance of stock were very insignificant compared to the number of shares issued for services The company has elected to use an asset-based approach to determine fair value, given the early stage of development of the Company at the times of the respective grants.

United States Securities and Exchange Commission February 11, 2022 Page 15	dentons.com

Item 15. Unregistered Sales of Securities, page II-2

33.	Please revise your disclosure to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please provide the date of each sale, name the persons or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

Response:

The Company respectfully advises the Staff that the disclosures set forth in the section titled “Recent Sales of Unregistered Securities” have been revised to provide all information required by Item 701 of Regulation S-K. We direct the Staff to page II-2 of the Amendment. We also direct you to the response to item 28 of this letter.

General;

34.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that no such communications have occurred.

We hope that the foregoing, and the revisions set forth in the Amendment, are responsive to the Staff’s comments. If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768-6839 or by email at rob.condon@dentons.com, or Grant Levine at (212) 768-5384 or by e-mail at grant.levine@dentons.com.

Very truly yours,

Rob Condon, Esq.

Cc:	Eric Berlin, Esq.
Grant Levine, Esq.

DENTONS US LLP

United States Securities and Exchange Commission February 11, 2022 Page 16	dentons.com

Enclosures:

●	Clean copy of the Amendment as submitted via EDGAR.
●	Marked copy of the Amendment to indicate revisions to the Registration Statement.